Commission File No.: 1-15161

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F [ X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                  For Period Ended: December 31, 2000
                                    -------------------------
                  [  ] Transition Report on Form 10-K
                  [  ] Transition Report on Form 20-F
                  [  ] Transition Report on Form 11-K
                  [  ] Transition Report on Form 10-Q
                  [  ] Transition Report on Form N-SAR
                  For the Transition Period Ended:


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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:


                         PART I - REGISTRANT INFORMATION


3Dshopping.com
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Full Name of Registrant


N/A
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Former Name if Applicable

308 Washington Boulevard
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Address of Principal Executive Office (Street and Number)

Marina del Rey, CA 90292
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City, State and Zip Code

                       PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[X]      (a)  The reasons  described  in reasonable  detail in Part III of  this
              form could  not  be eliminated  without  unreasonable  effort   or
              expense;

[X]      (b)  The  subject  annual    report,  semi-annual   report,  transition
              report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)  The  accountant's  statement  or other  exhibit  required  by Rule
              12b-25(c)  has been attached if  applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company is in the process of finalizing various transactions that will affect its financial statements. These events have significantly taxed the Company's limited staff involved in financial management and reporting, thus delaying preparation of the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2000. PART IV - OTHER INFORMATION



(1) Name and telephone number of person to contact in regard to this notification

         Howard A. Cohn                        (310)              301-6733
         ----------------                    ----------        -----------------
             (Name)                          (Area Code)      (Telephone Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s)
                                                                  [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes  [  ] No


         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


It is anticipated that the Form 10-Q will reflect the following changes in results of operations from the prior fiscal year: The Company's revenues for the quarter ended December 31, 2000 are expected to be approximately $167,000, compared to approximately $216,924 for the quarter ended December 31, 1999. This decrease was primarily due to reduction in web design revenue. The Company expects to record a net loss of approximately $3,000,000 for the quarter ended December 31, 2000, compared to a net loss of approximately $1,678,672 for the quarter ended December 31, 1999. This decrease was primarily due to increased sales and marketing costs and General and Administrative Expenses.
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                                 3DSHOPPING.COM
            --------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 15, 2001               By:  /S/  Terry L. Gourley
      --------------------                 ----------------------
                                           Terry L. Gourley,
                                           Chief Executive Officer
                                            and Acting Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------ATTENTION-------------------------------------

           Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).